Exhibit 99.1

Calle La Colonia N° 150

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, March 17, 2026

Sirs

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Intendencia General de Supervisión de Conductas

Attention:	Alix Godos
General Superintendent
General Superintendency of Conduct Supervision

Reference:	Offical Letter No. 1065-2026-SMV/11.1

Dear Sirs,

We are writing to you regarding the reference Letter, through which Cementos Pacasmayo S.A.A. is required, among others, to communicate as a material fact the responses to the information requests contained in said Letter.

In response to your request, we hereby submit the response brief as a material fact, which is included as an Annex to this communication.

With no further matters to address, we remain yours truly.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

Diego Roda Lynch

Stock Market Representative

Calle La Colonia N° 150

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, March 17, 2026

Sirs

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Intendencia General de Supervisión de Conductas

Present. -

Attention:	Alix Godos
General Superintendent
General Superintendency of Conduct Supervision

Reference:	Official Letter No. 1065-2026-SMV/11.1 issued and notified on March 13, 2026

Dear Sirs,

CEMENTOS PACASMAYO S.A.A. (the “Company”), with Tax Identification Number (RUC) No. 20419387658, domiciled for these purposes at Calle La Colonia N° 150, district of Santiago de Surco, province and department of Lima, duly represented by Mr. Diego Roda Lynch, holder of DNI No. 09753981, in his capacity as Stock Market Representative, respectfully states:

On March 11, 2026, the Company was notified of Official Letter No. 1004-2026-SMV/11.1 (“Official Letter 1004”), through which the Superintendency of the Securities Market (SMV) formulated various information requests related to expenses registered under the heading "Expenses associated with the Holcim acquisition" (the “Transaction-associated Expenses”) in the Company's Audited Financial Statements as of December 31, 2025.

On March 13, 2026, we were notified of Official Letter No. 1065-2026-SMV/11.1 (the “Notice”), through which additional information requests were made beyond those indicated in Official Letter 1004. In this regard, and within the period granted to address the points expressed in said Notice, we proceed to respond to each of the aspects mentioned therein, in the order they were included. We note that this response should be read as complementary to the communication sent on this same date in response to Official Letter 1004, where the legal, accounting, and factual grounds supporting the Company's position regarding the Transaction-associated Expenses have been extensively developed

As a preliminary matter, the Company reaffirms its commitment to regulatory compliance and respect for the powers of the SMV, provided these are exercised within the framework of the principle of legality and the legitimate exercise of power. In this sense, it is concerning that certain SMV requirements exceed its strictly supervisory attributes to intervene in business management decisions and accounting criteria that correspond exclusively to the Company's management bodies. These decisions, protected by the freedom of enterprise and private autonomy, should not be replaced by the regulator's criteria, as this would distort its role in supervising transparency and investor protection.

Furthermore, the Company states that the tone of this Letter and Official Letter 1004 violate due process and the principle of impartiality by containing prejudgments and qualifiers that suggest a prior conviction regarding alleged infractions. This proceeding, combined with the demand to reveal information requests prematurely and incompletely, not only limits the Company's right of defense by imposing peremptory deadlines outside of a formal sanctioning procedure but also generates unnecessary uncertainty in the market. Far from protecting economic agents, the disclosure of subjective valuations before having definitive defenses induces error and can cause direct equity damage to shareholders.

1.	Requirement 1: Communicate as a material event the cited Letters No. GG 045-2026 and No. GG 051-2026 from AFP HABITAT, which are presented in the ANNEX.

The Company reports that, in compliance with the express request of your Superintendency, Letters No. GG 045-2026 and No. GG 051-2026 sent by AFP HABITAT were communicated to the market as a material event on March 13, 2026.

2.	Requirement 2: It is reiterated that you report timely—prior to the Shareholders' Meeting called for March 24 and 31, 2026—as a material event, the date on which you will proceed to present your financial statements with truthful information and in full compliance with IFRS.

As responded on March 17, 2026, in response to Official Letter 1004, the Company reiterates that:

-	The Audited Financial Statements as of December 31, 2025 (individual and consolidated) of the Company contain truthful and complete information about the Company.

-	The financial statements in question have been prepared based on, and fully comply with, International Financial Reporting Standards (IFRS). Specifically, the accounting treatment applied to the Transaction-associated Expenses aligns with the Conceptual Framework for Financial Reporting, IAS 1, IAS 19, and other applicable standards.

-	The financial statements have an unqualified audit opinion issued by independent external auditors, who have verified that the financial information presents fairly, in all material respects, the financial situation of the Company in accordance with IFRS.

-	There is no technical or legal basis justifying a "correction" or "reversal" of the recognized expenses, as extensively substantiated in response to Official Letter 1004.

-	The recording of the Transaction-associated Expenses was performed following the accrual principle of accounting, considering the obligations assumed as a result of the approval processes defined by the Company's competent bodies.

-	Neither the Regulation of Material Events and Reserved Information, approved by Resolution No. 005-2014-SMV-01 (the “Regulation”), nor any other legal or regulatory provision linked to the functions or attributes of the SMV, contemplate in any way the possibility that, as part of the exercise of its supervisory power, the SMV may determine, at its sole discretion, that certain transactions carried out in the market be reversed accounting-wise.

3.	Requirement 3: Copy of all legal, financial, or other reports that supported the decision of the Board of CEMENTOS PACASMAYO to assume costs associated with a third-party transaction, as well as the analysis of the benefits expected by the Company and for all its shareholders.

Regarding this matter, this issue has been addressed in detail in the response to Official Letter 1004, where the following is explained:

-	In accordance with Articles 171 and following of the General Corporations Act, Law No. 26887 (as amended) (the “LGS”), the adoption of agreements by the Board of Directors does not require the preparation or presentation of technical reports as a condition for their validity. he directors acted with the diligence expected of a prudent businessperson, evaluating all information available at the time of the decision and acting in the best interests of the Company.

-	Furthermore, neither the Regulation nor any other norm regulating the powers of the SMV authorizes said entity to create standards of diligence different from those of the LGS, nor to impose additional requirements to prove them. Therefore, the SMV cannot demand formalities that the law does not contemplate to validate the standard of conduct of the administrators.

Without prejudice to the foregoing, as stated in the Material Event dated March 3, 2026 (“HI-03/03/26”) and in our response to Official Letter 1004, the expected benefits for the Company as a result of the materialization of the Transaction include strategic synergies derived from the potential entry of Holcim Ltd. as a controlling shareholder, the strengthening of the company's competitive position, the utilization of economies of scale, and the improvement of its growth prospects and risk profile, all of which benefit the totality of the shareholders.

As highlighted in our response to Official Letter 1004, all shareholders have benefited directly since the public announcement of the Transaction, reflected in a significant increase in the trading price of the Company's shares (which remained stable even after the details of the Transaction-associated Expenses were revealed in the notes to the Financial Statements on February 12, 2026). This market behavior is incompatible with the premise of alleged harm and reinforces the economic reasonableness of the expenses incurred for the benefit of the social interest.

4.	Requirement 4: Analysis of the specific impact of the multi-million HOLCIM EXPENSES on Pacasmayo's financial results for the 2025 fiscal year, including its effect on EBITDA and net income.

Regarding this requirement, we refer to what was stated in detail in the response to Official Letter 1004, where this matter was addressed in compliance with the principles of transparency and informational sufficiency that govern the Peruvian securities market.

The impact of the Transaction-associated Expenses on the financial results of the 2025 fiscal year is duly disclosed and quantified in the explanatory notes that form an integral part of the Audited Financial Statements as of December 31, 2025, in strict compliance with the provisions of IAS 1 - Presentation of Financial Statements, which requires disclosing additional information when necessary for understanding the impact of particular transactions on the financial position and performance of the entity.

These financial statements, including the overall amount of the Transaction-associated Expenses and the specific effect on the results of the period and net income, were timely published on February 12, 2026, according to the financial information presentation schedule established by the SMV, and have been fully available to the market and all investors through the MVNet portal since then.

Complementing the above, it is important to highlight that the Company has complied with the highest possible standards of transparency, as through the Press Release corresponding to the Financial Statements for the fourth quarter of 2025 (communicated via Material Event on February 12, 2026), the specific numerical impact of the Transaction-associated Expenses was described in detail for both consolidated and separate EBITDA, as well as for the Company's net income. This disclosure allowed the market and investors to precisely identify the non-recurring effect of the Transaction-associated Expenses on the results of the period, ensuring that the recognition of these expenses did not distort the reading of the Company's recurring operational capacity.

Without prejudice to the foregoing, we clarify the inaccurate information contained in Official Letter 1004 and this Letter regarding the impact of the Transaction-associated Expenses on the net income and operating income of the Company. The SMV incurs a methodological error by directly comparing said expenses with the reported operating and net income, as these amounts already include them (they are subsumed). For a correct interpretation, the comparison must be performed on a proforma basis (excluding the effect of the expenses). Under this criterion, the Transaction-associated Expenses represented, at a consolidated level, 18% of operating income, 33% of net income, and 13% of EBITDA.

As we highlighted in our response to Official Letter 1004, the market has demonstrated its ability to internalize this information efficiently. The price of the Company's securities adjusted upward following the announcement of the possible change of control and remained stable even after revealing the Transaction-associated Expenses in the notes to the Financial Statements as of December 31, 2025, and in the aforementioned Press Release. Had there been an unanticipated material impact, the market would have corrected its valuation immediately, which has not happened.

Consequently, the information provided is complete, truthful, and sufficient for the market, investors, and the general public to fully understand the impact of the Transaction-associated Expenses on the Company's financial results, thus enabling informed investment decision-making, as required by the principle of transparency that inspires securities market regulation.

5.	Requirement 5: Copy or transcript of the corresponding part of the Board and board committee minutes, in which the evaluation performed and documentation analyzed were recorded, and the assumption of the multi-million HOLCIM EXPENSES was approved.

This requirement is substantially identical to what was requested in Official Letter 1004, having been the subject of a detailed response in section 3.3 of our communication dated March 17, 2026, to whose full content we refer.

Notwithstanding said referral, the Company reiterates the core aspects of its response:

(i)	On November 17, 2025, the Company's Board of Directors met validly according to the formalities required by Article 167 of the LGS, adopting the agreements related to the Transaction-associated Expenses with strict observance of the applicable legal and statutory provisions. In said session, express record was made of the evaluation performed and the corresponding abstentions of the directors, complying with what is established in Articles 133 and 180 of the LGS. A certified copy of the corresponding Board session minutes has been inserted as an annex to our response to Official Letter 1004.

(ii)	The implemented corporate governance mechanisms ensured that decisions were adopted with independence of judgment and in safeguard of the social interest. Specifically: (i) regarding expenses linked to advisors, the agreement was adopted with the abstention of the Chairman of the Board, who is also an indirect controlling shareholder ; and (ii) regarding the bonus to the CEO, the approval was carried out with the abstention of the director who simultaneously holds said position, as ordered by Article 180 of the LGS.

6.	Requirement 6: Detail and present the prior contractual support that triggered the payments to Senior Management, as well as the justification for why this cost was not assumed by the selling shareholder (ASPI) or other parties to the transaction (HOLCIM).

The bonus payment made to the CEO and reported as part of the Transaction-associated Expenses constitutes a valid, enforceable, and fully binding contractual obligation for the Company.

The obligation to pay the bonus to the CEO is based on the Company's solid commercial and financial performance during his management period.

Under the leadership of the CEO, consolidated EBITDA expanded from S/ 298.7 million in 2011 to an adjusted EBITDA of S/ 584.2 million in 2025, reflecting a compound annual growth rate of 4.9%. Likewise, net income went from S/ 65.4 million in 2011 to an adjusted net income of S/ 231.8 million in 2025, reflecting an annual growth of 9.4%. Furthermore, the CEO's management has transformed the Company's share return profile, achieving an average Dividend Yield that climbed from 2.3% (2011-2013) to a record 10.2% (2023-2025).

This increase in yield has directly benefited our shareholders, and indirectly the affiliates of the AFPs (Pension Fund Administrators), who have received a total of S/ 517 million in dividends during the current CEO's tenure. It should be noted, for example, that AFP Habitat has received S/ 35 million from this cash flow, a result that attests to the efficacy of current management as a reliable source of recurring yields for their portfolios.

This payment corresponds strictly to the Company and not to the selling shareholders, given that it is based on a pre-existing, valid, and enforceable contractual obligation to the Company. One of the triggers for said compensation bonus is related to the Transaction, with the accrual occurring when said condition was met.

On the other hand, as specified in our response to Official Letter 1004, the bonus payment to the Company's key executives (top management) is extraordinary in nature and was granted for the purpose of incentivizing the retention of said executives in the Company following the public announcement of the Transaction on December 16, 2025. Its amount constitutes a very minor percentage of the Transaction-associated Expenses, and these would not have to be assumed by ASPI as they concern Company officers.

The compensation conditions and granting incentives to Senior Management contain protected personal information, the observance of which constitutes a legal obligation for the Company. Disclosing the details of such information would involve exposing sensitive data relative to the individuals involved, violating their right to privacy, the protection of personal data, and the duties of confidentiality that weigh upon the Company.

Likewise, we point out that the disclosure of specific compensation conditions and agreements related to said conditions is not necessary or proportional for the current supervisory purposes. In particular:

(i)	It does not modify the accounting or legal nature of the timely reported expenses, which derive from obligations validly assumed by the Company with the approval of its competent bodies;

(ii)	it does not alter the identification of the obligated subject, which is—and continues to be—the Company itself, in accordance with the obligations assumed by it; and

(iii)	it exceeds the disclosure standards applicable in securities markets, both locally and internationally, where the details of individual compensation agreements are treated as sensitive, protected information directly linked to the strategy, incentive structure, and corporate know-how of the issuing companies.

We consider that requiring the delivery of the requested information distorts the scope of the principle of transparency, replacing reasonable and proportional disclosure with a regime of unlimited disclosure that is incompatible with current regulations and the rights of the administered.

7.	Requirement 7: Description and supporting documentation of the internal control and corporate governance mechanisms applied to validate the legitimacy and legality of the multi-million HOLCIM EXPENSES.

The Company ratifies that the decision to incur the Transaction-associated Expenses was adopted in full compliance with its corporate governance policies. The expenses were approved by the Company's competent bodies, following established internal procedures.

Independence and abstention mechanisms were implemented at the Board level to ensure that the approval of these decisions was objective and that no conflicts of interest were generated. The Company’s directors exercised due diligence in evaluating and approving the expenses associated with the Transaction, reaching their decision on an informed basis, in the best interests of the Company, and in strict adherence to established internal procedures.

Additionally, the Company's Audit Committee—a Board support body responsible for supervising the integrity of financial information and regulatory compliance, which includes only independent Board members appointed by minority shareholders—took notice of the Transaction-associated Expenses and verified their appropriate accounting treatment in accordance with IFRS, as well as their correct disclosure in the Annual Financial Statements as of December 31, 2025.

For their part, the independent external auditors Ernst & Young (EY) applied the corresponding audit procedures to the items comprising the Transaction-associated Expenses, in accordance with International Standards on Auditing (ISA) and the quality standards required by Peruvian securities market regulations. As a result of said technical and independent review, EY issued an unqualified audit opinion on the Audited Financial Statements as of December 31, 2025, which evidences that, in the qualified opinion of the independent external auditor, the accounting treatment applied is in accordance with IFRS and the financial statements present fairly, in all material respects, the financial position of the Company.

8.	Requirement 8: In case you decide to argue anything about the formulated requirements, please attach all supporting documentation necessary to back them up.

The Company has provided sufficient information for the market to understand the nature, justification, and context of the Transaction-associated Expenses, without violating legal and contractual confidentiality commitments. The relevant financial information is contained in the Audited Financial Statements as of December 31, 2025, and in the corresponding explanatory notes.

The Company has complied with providing the material information required by securities market regulations, guaranteeing the transparency necessary for investors to make informed decisions.

The supporting information has been provided within the framework of the response to Official Letter1004, sent on the same date as this brief.

9.	Requirement 9: In case the facts and considerations previously set forth are not accurate, please clarify them in a detailed and documented manner.

We refer to section 4.8 of our response to Official Letter 1004.

10.	Requirement 10: Report on any other information and/or additional supporting documentation related to the matters of this requirement.

All relevant information linked to this requirement has been provided in the preceding responses and/or in the responses to Official Letter 1004; there are no other facts or additional information to report.

11.	Requirement 11: Letter No. 1004-2026-SMV/11.1 by March 13, 2026, and/or request an extension of the indicated period to address them, you must proceed to communicate said notice and, if applicable, your request for an extension as a material fact on this date (March 13, 2026).

In strict compliance with the provisions of the Letter, on March 13, 2026, the Company reported, as a material event, the request for an extension of the deadline for addressing Official Letter 1004 and this Letter.

Finally, we highlight that the issuance of a second letter (Official Letter No. 1065-2026-SMV/11.1 of March 13, 2026) while the deadline to respond to the requirements made through Official Letter 1004 was still in effect would constitute a disproportionate action by your entity.

The principle of reasonableness requires that the decisions of the administrative authority maintain an adequate proportion between the means employed and the public ends it must protect. In that sense, the multiplication and reiteration of requirements on the same matter, without allowing the administered party to process and address previous information requests, generates a disproportionate and unjustified operational burden that, as we have detailed, involves the participation of multiple areas of the Company and its advisors, which bears no relation to the purpose of the SMV's supervision, especially when the relevant information is already public knowledge in the market.

While the Company recognizes the supervisory powers attributed to the SMV, the effective exercise of the right of defense and the principle of due administrative procedure require that information requests be formulated in a consolidated manner, with reasonable deadlines, and under conditions that allow the administered party to articulate a complete, substantiated, and documented response within the framework of the guarantees inherent to due administrative process. The issuance of a second notice on the same matters, notified before the deadline to address the first had expired, hinders the articulation of a technical and documented response and generates an operational burden that obstructs the full exercise of the right of defense, violating the principle of due administrative procedure.

Furthermore, it is especially concerning that the SMV formulates requirements whose content and nature transcend supervisory work. This proceeding distorts the current informational stage, as it seeks to establish value judgments on facts that have not been the subject of a formal transfer of charges, thus violating the minimum guarantees of due process to which the Company is entitled.

THEREFORE:

We request that you consider Official Letter No. 1065-2026-SMV/11.1 as settled.

With no further matters to address, we remain yours truly.

Sincerely,

Cementos Pacasmayo S.A.A.
Diego Roda Lynch
Stock Market Representative

Annex 1

Official Letter issued by the SMV

PERÚ Ministerio de Economía y Finanzas SMV Superintendencia del Mercado de Valores Firmado Digitalmente por: GODOS GARCIA Alix Fernando FAU 20131016396 soft Fecha: 13/03/2026 10:22:34 “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza y el Fortalecimiento de la Democracia” San Isidro, March 13, 2026 OFICIO Nº 1065 - 2026 - SMV/11.1 Sir Humberto Nadal del Carpio Chief Executive Officer Cementos Pacasmayo S.A.A. Calle La Colonia Nº 150, Urbanización El Vivero, Surco Present . - Ref.: Letter N ƒ GG 051 - 2026 de AFP HABITAT Material Events of December 16 and 22, 2025, and March 03, 2026 File Nº 2025054605 We address you in the context of the supervisory actions regarding the information disclosed to the market by Cementos Pacasmayo S . A . A . (hereinafter, CEMPACASMAYO), as material events, communicating to its stakeholders relevant information related to the recognition of substantial operating expenses for S/ 77 . 6 million in its Consolidated Interim and Consolidated Annual Financial Statements, and S/ 75 . 9 million in its Separate Interim and Separate Annual Financial Statements, under the concept of “ Expenses associated with the Holcim acquisition ” (hereinafter, HOLCIM EXPENSES ), all as of December 31 , 2025 ( 04 FS) . The separate and consolidated annual financial statements as of December 31 , 2025 , of CEMPACASMAYO, have been disclosed to the market for their approval on March 24 or 31 , 2026 , at its Mandatory Annual Shareholders Meeting . Said financial statements include an audit report with an unmodified (favorable) or clean opinion issued by the independent external auditors EY or Tanaka, Valdivia, Arribas & Asociados . In this regard, we inform you about Letter N ƒ GG 051 - 2026 of March 12, 2026, sent to the SMV by Mr. Mariano Á lvarez de la Torre Jara, Chief Executive Officer of AFP HABITAT ; and of his Letter N ƒ GG 045 - 2026 of March 11, 2026, addressed to you in your capacity as Chief Executive Officer of CEMPACASMAYO. Both communications are presented to you in the ANNEX. In Letter N ƒ GG 045 - 2026, AFP HABITAT indicates that it addresses CEMPACASMAYO representing 03 Pension Funds that it manages, which are holders of the shares issued by CEMPACASMAYO; in compliance with its fiduciary duty established in article 21 - B of the Single Ordered Text (TUO) of the Law of the Private Pension Fund Administration System, in accordance with the provisions of article 94 of the Regulation of such Law. 1 2 1 See web link: https://www.sbs.gob.pe/portals/0/jer/leyes_spp/tuo_ley_spp_01 - 01 - 2019.pdf 2 See web link: https://www.sbs.gob.pe/Portals/0/jer/LEYES_SPP_TUO/Reglamento_TUO_Ley_SPP_09 - 09 - 022.pdf Av. Paseo de la Rep úb l i ca 3617 S a n I s idro Centra l : 610 - 63 0 0 www.smv.gob.pe Página 1 de 16

PERÚ Ministerio de Economía y Finanzas SMV Superintendencia del Mercado de Valores

"Decenio de la Igualdad de Oportunidades para Mujeres y Hombres"
"Año de la Esperanza y el Fortalecimiento de la Democracia"

«Fiduciary responsibility and good corporate governance of the Private Pension Funds (hereinafter AFPs)

Article 21-B.- ***The AFPs, in their capacity as administrators of the compulsory*** *and voluntary* ***contributions*** *made by the affiliates to their Individual Capitalization Account (CICs for its Spanish abbreviation)****, assume full fiduciary responsibility as institutional investors*** *whose purpose is to provide adequate resources for the granting of a retirement, disability and survivor's pension, based on contributions carried out by the member throughout his or her working life.*

As such, it ***is responsible for acting with the diligence that corresponds to its status as an investor, with discretion, prudence and honesty*** *in the use of informational, technological and financial resources that support the decision-making processes of the administration of CIC under its management.*

Therefore, the AFPs are responsible for implementing Good Corporate Governance tools and best practices in the processes that support the administration of CIC funds. In compliance with these principles, they are required to establish internal policies that support it and that are in the public domain, under the disclosure means that are best considered.

As a Good Corporate Governance practice, AFPs must, among others: review the selection process of the external auditor, periodically and in a maximum 3-year period, as well as transparency mechanisms regarding the involvement of the directors of the AFPs.
In compliance with the principle of Good Corporate Governance, the AFPs are required to:
i. ***Accountability to its affiliates on its performance****, and on the management and investment of pension funds.*

ii. Manage the pension funds, ***always acting in the best interest of the affiliates****.*

iii. Other internal policies that reinforce the principles of corporate governance, in accordance with the applicable regulatory provisions.

The Superintendence is responsible for establishing an information system for affiliates and, where applicable, their beneficiaries, detailing the AFP or Insurance Company where their funds are placed and the corresponding obligations of employers.

In addition, the AFPs are subject to the guidelines and provisions that are issued by the Superintendence on this matter.»

« Election of representatives for the exercise of rights and obligations derived from investments made with the Fund's resources

Article 94.- The AFPs shall appoint ***representatives to exercise, in the name of the Fund, the rights and obligations derived from investments made with the Fund's resources in shares****, depository equity securities registered on the stock exchange, and other instruments that grant pecuniary rights.*

The ***representatives shall safeguard the rights of the Fund****, independently of the AFPs' interests.*

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PERÚ Ministerio de Economía y Finanzas Av. Paseo de la Rep úb l i ca 3617 S a n I s idro Centra l : 610 - 63 0 0 www.smv.gob.pe Página 3 de 16 SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” They shall adhere to good corporate governance practices and shall promote their adoption within the governing bodies where they carry out their mandate . Likewise, in the fulfillment of their assignment, the representatives are required to speak on matters that are submitted for discussion, record their vote in the respective minutes and inform the AFP of the result of their management . The AFPs must keep, at the disposal of the Superintendence, the aforementioned reports . The Superintendence shall regulate the other conditions to which the representatives indicated in this article are subject to, the rules that they must observe in the election of directors in companies whose shares have been acquired with resources from the Fund, as well as in the penalties applicable in case of non - compliance . In any case, in the election of directors, the representatives are prevented from voting for candidates who are shareholders, directors, managers or workers of an AFP . » AFP HABITAT also states that considering the magnitude of the HOLCIM EXPENSES and their possible impact on the financial results of CEMPACASMAYO, as well as the lack of clarity in the communications of CEMPACASMAYO to the market and the information provided to minority shareholders, makes the following observations and requests : 1. On December 22 , 2025 , CEMPACASMAYO informed the market that "it was not party to or intervening party to any contract of sale" between ASPI and Holcim, and that it did not hire advisors for said process, which is contradictory to the fact that Pacasmayo assumed the expenses of advisors and payments to Senior Management linked to a private transaction where CEMPACASMAYO has not had any intervention . 2. According to the SMV, the HOLCIM EXPENSES have reduced operating profit by 20 % and represent 50 % of net income , which stands at S/ 154 . 2 million . This disbursement could directly affect Pension Fund investments and, consequently, their members , considering that CEMPACASMAYO has not demonstrated that such expenditures correspond to its activity and not to a profit for its controlling shareholder ASPI . 3. Questions the decision of the CEMPACASMAYO administration not to report these expenses as an autonomous Material Event . A 50 % impact on net profit is , under any materiality standard, a relevant, material fact and therefore should have been communicated in a timely manner to the market to enable information transparency, market integrity and correct price formation . 4. It is particularly concerned by the fact that the most significant disbursement is a payment to Senior Management triggered by the change of control ; therefore, it is relevant to understand the reasons why a private transaction should activate remuneration benefits paid with CEMPACASMAYO ’ s resources (which belong to all its shareholders without any exception), as this could constitute an undisclosed conflict of interest 5. For the foregoing, and in the exercise of its fiduciary duty, due diligence, follow - up and monitoring of investments made with resources from the Pension Funds, it requests CEMPACASMAYO to, within a maximum period of five (05) business days send the following information, which must be published as a Material Event :

PERÚ Ministerio de Economía y Finanzas Av. Paseo de la Rep úb l i ca 3617 S a n I s idro Centra l : 610 - 63 0 0 www.smv.gob.pe Página 4 de 16 SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” 1. Copy of legal, financial, or other reports that supported the decision of the Board of Directors of CEMPACASMAYO to assume the costs associated with a third - party transaction , as well as the analysis of the expected profits for CEMPACASMAYO and all its shareholders . 2. Disaggregated details of HOLCIM EXPENSES , including identification of each concept, supplier or advisor involved, as well as the date of accrual or accounting recognition of each of them . 3. Analysis of the specific impact of such expenditures on the financial results of Pacasmayo corresponding to the financial year 2025 , including its effect on EBITDA and net income . 4. Copy of the minutes of the Board of Directors and corresponding committees in which the assumption of these expenses was evaluated and approved, including the assessment of potential conflicts of interest and a report of the internal audit committee . 5 . 5 Details of the previous contractual support that triggered the payments to Senior Management , as well as the justification of why said cost was not assumed by the selling shareholder or other parties to the transaction . 6. Description of internal control and corporate governance mechanisms applied to validate the legitimacy and legality of such disbursements. 7. Independent External Auditors' Opinion Clarifying Expenditures recognized in the 2025 Financial Statements Accordingly, it has been determined that it is up to the authorities to support the fiduciary duty that AFP HABITAT has been exercising, and that its aforementioned communications constitute and contain relevant information that must be disclosed to the market as a material event by CEMPACASMAYO, in accordance with the criteria, grounds and with the documents contained and referenced in the "GUIDE ON ADVISORY OVERSIGHT REGARDING THE MATERIAL EVENTS REGIME FOR ISSUERS : RELEVANCE CRITERIA AND TRANSPARENCY DUTIES" that has been notified on January 20 , 2026 , by means of a Circular No . 031 - 2026 - SMV/ 11 . 1 (hereinafter, the GUIDE) . 3 Furthermore, regarding the points raised by AFP HABITAT and the SMV concerning the substantial HOLCIM EXPENSES, it should be noted that CEMPACASMAYO has failed to provide complete and sufficient information to verify compliance with the legal mandate established in subsection (b) of Article 90 of the Single Harmonized Text of the Securities Market Law, Legislative Decree No. 861, approved by Supreme Decree No. 020 - 2023 - EF (hereinafter, TUO LMV), which reads: «Article 90. - Companies with Registered Securities - Companies whose securities of public offering are registered are also subject to the following provisions: (…) 3 See web link: https://www.gob.pe/institucion/smv/normas - legales/7660778 - 031 - 2026 - smv - 11 - 1

PERÚ Ministerio de Economía y Finanzas Av. Paseo de la Rep úb l i ca 3617 S a n I s idro Centra l : 610 - 63 0 0 www.smv.gob.pe Página 5 de 16 SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” b) They may not agree on a share of profits for their directors above six percent (6%) of net profit , unless such circumstance is disclosed as a material event within the first month of the respective financial year. (…)» In this regard, 6 % of CEMPACASMAYO's net income for the 2025 fiscal year amounts to S/ 9 . 25 million , while the HOLCIM EXPENSES and/or the 'Payments to Senior Management' — as labeled by CEMPACASMAYO — total S/ 77 . 6 Million . The nature and beneficiaries of these payments have not been disclosed by the company ; they significantly exceed the aforementioned limit, and should they actually constitute a distribution of profits under the guise of expenses, the law would have been violated . Furthermore, the final paragraph of Note 23 and Note 24 of CEMPACASMAYO ’ s 2025 Consolidated and Separate Annual Financial Statements reveals that compensation for the Group ’ s key management personnel — including expenses for profit sharing, compensation, and other items for members of the Board and key management for 2025 — totaled S/ 34 . 4 Million . This figure also exceeds the 6 % limit established in subsection (b) of Article 90 of the TUO LMV (Single Ordered Text of the Securities Market Law) . Additionally, there is the fact that CEMPACASMAYO in its Reports of Corporate Governance of 2024 and 2025 , has reported that it does NOT have «Compensation Agreements for executives/officials as a result of changes after a takeover and/or corporate reorganization . » IMAGE A Consequently, this information is, or appe a r s to be, false in light of the statements m ad e in the Material Event (HI) d ate d 03 / 03 / 26 regarding Senior Management payments, where it was claimed that suc h payments were a 'prior contractual obligation triggered by the signing of the Transaction documents . ' This discrepancy constitutes objective evidence of the submission of false information in public market documents by CEMPACASMAYO an d those responsible for its approva l — a practice expressly prohibited under Article 12 , subsectio n (c) of the TUO LMV .

PERÚ Ministerio de Economía y Finanzas Av. Paseo de la Rep úb l i ca 3617 S a n I s idro Centra l : 610 - 63 0 0 www.smv.gob.pe Página 6 de 16 SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia” The cement company would find itself facing an insurmountable logical and legal contradiction : If such contractual obligations were 'prior,' the negative statement — which constitutes a sworn declaration — in the 2024 and 2025 Good Corporate Governance Reports would be false . On the contrary, if the Corporate Governance reports were truthful and such "prior" agreements did not exist for the entity, the recognition of expenses for payments to Senior Management totaling S/ 77 . 6 million lacks its own contractual basis and represents an unauthorized use of corporate resources to cover expenses that belong exclusively to the parties involved in the Transaction, which has not even been finalized . 4 Additionally, we reiterate that accounting recognition in 2025 is inappropriate for a transaction that CEMPACASMAYO itself labels as 'potential' and which has not reached legal closing regarding the transfer of ownership of the controlling shareholder, ASPI . In fact, CEMPACASMAYO has prioritized – against standards and IFRS – the decision of its Board of Directors or its other bodies, over the economic reality on which the substantial HOLCIM EXPENSES (the Transaction) were born . The duty of loyalty imposes the Director the obligation to act in defense of the corporate interest, which implies that, in the face of a conflict of any kind, the directors must postpone their own interests or those of those who elected them (controlling shareholder) in favor of the company" (Elias Laroza, 2015 , p . 412 ) . Recording and acknowledging those expenses today in the Financial Statements of CEMPACASMAYO would be an artificial underestimation of profit to benefit the outgoing controlling shareholder . Therefore, considering that CEMPACASMAYO has admitted that the payment to its Senior Management is the most significant disbursement of the substantial HOLCIM EXPENSES ; and the fact that in Note 23 and Note 24 of its Consolidated and Separate Annual Financial Statements 2025 and in its Corporate Governance Reports of 2024 and 2025 , CEMPACASMAYO explicitly denies the existence of such benefits In conclusion, CEMPACASMAYO ’ s Financial Statements as of December 31 , 2025 , are found to contain false information and material misstatements . These discrepancies undermine the fundamental principles of integrity and transparency within the securities market, as well as the core mandate of investor protection . Similarly, those 04 Financial Statements would constitute objective evidence of the delivery of untruthful information in public documents by CEMPACASMAYO and by those who approved said information, conduct prohibited by paragraph c) of article 12 of the TUO LMV . 5 4 « Article 12. - Market transparency. - Any act, omission, practice or conduct that undermines the integrity or transparency of the market, such as: (…) c) Providing false or misleading information regarding the status of a security or instruments of its issuer or its businesses, which by its nature, can influence the liquidity or in the price of such security or financial instrument, ( … ) » 5 Article 343 of the TUO LMV establishes: «Article 343. - Civil and Criminal Liability. - The administrative sanctions imposed by the regulatory authority are independent of any civil or criminal liability arising from violations of this Law and its regulations. Violators shall be required to provide compensation for damages caused by their acts or omissions and shall be held criminally liable for such acts if they acted with willful intent, in accordance with the provisions of the Criminal Code.»

PERÚ Ministerio de Economía y Finanzas SMV Superintendencia del Mercado de Valores

"Decenio de la Igualdad de Oportunidades para Mujeres y Hombres"
"Año de la Esperanza y el Fortalecimiento de la Democracia"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en https://apps.firmaperu.gob.pe/web/validador.xhtml

Furthermore, the right to truthful information—guaranteed by Article 2 Section 4 of the Constitution—is the foundation upon which trust in the Peruvian economic and securities markets is built. In line with this, the Constitutional Court, in Recitals 36 and 37 of Case Exp. 00009-2014-PI/TC, ruled that transparency is a safeguard requiring issuers to ensure the disclosure of truthful, adequate, and timely information to the market; and that «transparency is reflected in the information available within the securities market, ensuring that all investors operate on an equal footing ».

In this light, the lack of transparency in accounting, registration and disclosure of the substantial **HOLCIM EXPENSES** would also be a violation of the fundamental right of individuals to truthful information, established in Article 2 section 4 of the Constitution, whose protection in the securities market has been ratified by the Constitutional Court as a *sine qua non* condition for the validity of the economic public order.

Regarding the submission of false information by an issuer within the securities market, it should be noted that article 245-A of the Penal Code establishes that:

> *«Article 245-A.- False information submitted by an issuer in the Securities Market*
>
> *Any individual **performing management functions** for an issuer whose securities are registered in the Public Registry of the Securities Market, **who deliberately provides or records false economic-financial, accounting, or corporate information or documentation regarding the issuer**, its issued securities, or their offering—which the issuer is legally required to submit or disclose pursuant to securities market regulations—in order to **obtain a benefit** or avoid harm to themselves or a third party, shall be punished with a prison sentence of no less than two nor more than four years, and between 180 and 365 day-fines.*
>
> *If, as a result of the conduct described in the previous paragraph, **there is an economic loss for an investor or purchaser of the securities** or financial instruments, the person shall be punished with imprisonment not less than three nor more than six years and with one hundred and eighty to three hundred and sixty and five days-fine.*
>
> *Prior to filing the formal complaint, the Public Prosecutor's Office must request a technical report from the Superintendence of the Securities Market (SMV). This report shall be issued within fifteen (15) days of the request, following which the Prosecutor shall issue a decision.»*

INFORMATION REQUIREMENTS

In light of the above and the legal framework set forth in the GUIDE, as well as the supervisory powers vested in the SMV by Article 27 of the Material Events Regulation, the following is required of your company:

1. Communicate as a material event the aforementioned Letters No. GG 045-2026 and No. GG 051-2026 of **AFP HABITAT**, which are set out in the **ANNEX**.

Av. Paseo de la República
3617 San Isidro
Central : 610-6300
www.smv.gob.pe
Página 7 de 16

PERÚ Ministerio de Economía y Finanzas SMV Superintendencia del Mercado de Valores
"Decenio de la Igualdad de Oportunidades para Mujeres y Hombres"
"Año de la Esperanza y el Fortalecimiento de la Democracia"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en https://apps.firmaperu.gob.pe/web/validador.xhtml

Given that the 04 Pension Fund Administrators managing the pension funds of approximately 10.3 million affiliates decided to invest the resources of said funds in the acquisition of 20% of the common voting shares of CEMPACASMAYO**; in the event that any of the other 03 AFPs—which hold fiduciary responsibility over the pension funds they manage and must diligently and documented-ly comply with the regulations cited by AFP HABITAT**, among others—send communications to CEMPACASMAYO **containing observations or requests for information** regarding the matters of this official notice, **you are required to report them in their entirety as a Material Event (Hecho de Importancia) on the same day they are received**

The SMV has the duty and obligation to protect the right of those 10.3 million people in the pension funds; and of the 10 thousand minority shareholders of CEMPACASMAYO, to receive truthful financial and non-financial information; before its approval by its controlling shareholder and other shareholders who approve at the Annual Shareholders' Meeting; and/or to exercise its legal powers so that the securities market has truthful, sufficient and timely information that indicates the risks of a certain situation that has been warned. Likewise, it is up to the SMV to evaluate, and if necessary, support, the requests for relevant information of minority shareholders or their representatives, or responsible administrators with fiduciary duties and due diligence.

All this within the framework of the SMV's mission to ensure the principles of transparency of information and investor protection.

2. We reiterate the requirement that you disclose, as a Material Event and in a timely manner—prior to the Shareholders' Meetings scheduled for March 24 and 31, 2026—the specific date on which the company will present financial statements that are accurate and in full compliance with IFRS.
3. Copy of all legal, financial, or other reports you have to support the decision of the Board of Directors of CEMPACASMAYO to assume the costs associated with a third-party transaction, as well as the analysis of the benefits expected for CEMPACASMAYO and for all its shareholders.
4. Analysis of the specific impact of the substantial HOLCIM EXPENDITURES on Pacasmayo's financial results for the fiscal year 2025, including its effect on EBITDA and net income.
5. A copy or transcript of the relevant portions of the minutes from the Board of Directors and the corresponding Board committees, documenting the evaluation performed, the documentation analyzed, and the approval to assume the substantial HOLCIM EXPENSES, including the assessment conducted regarding potential conflicts of interest arising from that decision by the Board of Directors or other corporate body; as well as the internal audit committee report on its evaluation of said expenses and on the independence of the independent external auditors from the firm EY (Tanaka, Valdivia, Arribas & Asociados)—a firm that provided remunerated advisory services for the Transaction and also audited CEMPACASMAYO's 2025 Annual Financial Statements, issuing an unmodified (clean) opinion, which have been publicly disclosed for approval at the Annual Shareholders' Meeting convened for March 24 and 31, 2026

Av. Paseo de la República
3617 San Isidro
Central : 610-6300
www.smv.gob.pe
Página 8 de 16

PERÚ Ministerio de Economía y Finanzas SMV Superintendencia del Mercado de Valores

"Decenio de la Igualdad de Oportunidades para Mujeres y Hombres"
"Año de la Esperanza y el Fortalecimiento de la Democracia"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en **https://apps.firmaperu.gob.pe/web/validador.xhtml**

6. Detail and provide the prior contractual documentation that gave rise to the payments to Senior Management, along with the justification as to why this cost was not borne by the selling shareholder (ASPI) or other parties to the transaction (HOLCIM).).
7. Description and supporting documentation of the internal control mechanisms and corporate governance standards applied to validate the legitimacy and legality of the substantial HOLCIM EXPENSES.
8. In the event that you decide to argue something about the requirements formulated, please attach all supporting documentation that is necessary to support them.
9. In the event that the facts and considerations set forth above are not accurate, please clarify them in a detailed and documented manner.
10. Report on any other additional supporting information and/or documentation related to the matters of this request.
11. Should you fail to respond to all requirements set forth in Official Letter No. 1004-2026-SMV/11.1 **by March 13, 2026**, and/or should you request an extension of the deadline to address them, you must disclose said Official Letter and, if applicable, your extension request as a Material Event on this date (March 13, 2026).

The first ten (10) requirements must be met in the maximum period of two (02) business days, counted from the next business day of having been notified of this official letter. The exception is the request in Item 11, which must be fulfilled on a non-extendable basis on March 13, 2026; all submissions must be filed via the 'Material Events' channel of the MV Net System. Furthermore, CEMPACASMAYO must **include a copy of this official letter in its responses to these information requests**, under notice that the SMV may proceed with its own disclosure of this letter pursuant to Article 27, Section 27.1 of the Material Events Regulation.

Finally, your company is reminded that, in observance of the aforementioned regulations, it must fulfill its obligation to keep the market informed regarding any act, event, or set of circumstances with the capacity for significant influence. You must take all necessary measures to ensure full compliance with the obligations arising from securities market regulations, as well as to address the requirements issued by the Superintendence of the Securities Market (SMV). Note that failure to address these requirements constitutes conduct subject to sanctions, in accordance with the Sanctions Regulations approved by SMV Resolution No. 035-2018-SMV/01.

Sincerely,

Alix Godos
Chief Intendent
General Intendancy of Supervision of Conduct

EGLL/MP/RPG

Av. Paseo de la República
3617 San Isidro
Central : 610-6300
www.smv.gob.pe
Página **9** de **16**

PERÚ | Ministerio de Economía y Finanzas | SMV Superintendencia del Mercado de Valores

"Decenio de la Igualdad de Oportunidades para Mujeres y Hombres"
"Año de la Esperanza y el Fortalecimiento de la Democracia"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en https://apps.firmaperu.gob.pe/web/validador.xhtml

With a copy to:

Mr. Sergio Espinosa Chiroque; Superintendent of Banking, Insurance and AFP
Mr. Javier Eduardo Franco Castillo, National Superintendent SUNAT
Mr. Mariano Álvarez de la Torre Jara, CEO AFP HABITAT
Mr. Aldo Ferrini Cassinelli, CEO AFP INTEGRA
Mr. Sergio Vélez Montes, CEO PRIMA AFP S.A.
Mr. Carlo Castoldi Crosby, CEO PROFUTURO AFP
Mr. Humberto Nadal del Carpio, CEO Inversiones Aspi S.A.
Mr. Norberto Ledea, CEO Holcim Perú
Bolsa de Valores de Lima S.A.

Av. Paseo de la República
3617 San Isidro
Central : 610-6300
www.smv.gob.pe
Página 10 de 16

PERÚ | Ministerio de Economía y Finanzas | SMV Superintendencia del Mercado de Valores
"Decenio de la Igualdad de Oportunidades para Mujeres y Hombres"
"Año de la Esperanza y el Fortalecimiento de laDemocracia"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en **https://apps.firmaperu.gob.pe/web/validador.xhtml**

ANNEX

Av. Paseo de la República
3617 San Isidro
Central : 610-6300
www.smv.gob.pe
Página **11** de **16**

PERÚ Ministerio de Economía y Finanzas Av. Paseo de la Rep úb l i ca 3617 S a n I s idro Centra l : 610 - 63 0 0 www.smv.gob.pe Página 12 de 16 SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia”

PERÚ Ministerio de Economía y Finanzas Av. Paseo de la Rep úb l i ca 3617 S a n I s idro Centra l : 610 - 63 0 0 www.smv.gob.pe Página 13 de 16 SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia”

PERÚ | Ministerio de Economía y Finanzas | SMV Superintendencia del Mercado de Valores

"Decenio de la Igualdad de Oportunidades para Mujeres y Hombres"
"Año de la Esperanza y el Fortalecimiento de laDemocracia"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en **https://apps.firmaperu.gob.pe/web/validador.xhtml**

AFP HABITAT
Afiliados a una vida mejor

Carta Nº GG 045-2026

Lima, 11 de marzo de 2026

Señor
HUMBERTO NADAL DEL CARPIO
Gerente General
Cementos Pacasmayo S.A.A.
Calle La Colonia Nº 150, Urb. El Vivero, Surco
Presente.-

Referencia: Oficio N°934-2026-SMV/11.1

De nuestra consideración:

Mediante la presente, AFP Habitat S.A., en representación de fondos de pensiones tipo HA-Fondo 1, HA-Fondo 2 y HA-Fondo 3 (en adelante, "los Fondos de Pensiones"), los cuales son titulares de las acciones emitidas por Cementos Pacasmayo S.A.A. (en adelante, "Pacasmayo"), detalladas en el Anexo I de la presente carta, nos dirigimos a ustedes en atención a nuestro deber fiduciario establecido en el artículo 21-B del T.U.O. de la Ley del Sistema Privado de Administración de Fondos de Pensiones (en adelante, la "Ley"), en concordancia con lo dispuesto en el artículo 94 del Reglamento de la Ley.

Como es de su conocimiento, mediante el oficio de la referencia, la Superintendencia del Mercado de Valores (SMV) informó a la Superintendencia de Banca, Seguros y AFP (SBS) acerca de la investigación relacionada a los gastos y comisiones registrados por Pacasmayo bajo el concepto de "Gastos asociados a la adquisición Holcim", reconocidos en los Estados Financieros correspondientes al ejercicio 2025, y vinculados a la operación a través de la cual Holcim Ltd. (en adelante, "Holcim") acordó adquirir el 99.99 % de las acciones de Inversiones ASPI S.A. (en adelante, "ASPI"), titular del 50.01 % del capital social de Pacasmayo.

Al respecto, y considerando la magnitud de los gastos reconocidos (S/ 77.6 Millones en los EEFF Consolidados 2025 y S/ 75.9 Millones en los EEFF Separados 2025) y su posible impacto en los resultados financieros de Pacasmayo, así como la poca claridad de las comunicaciones al mercado y la información brindada a los accionistas minoritarios, formulamos las siguientes observaciones y solicitudes:

1. El 22 de diciembre de 2025, Pacasmayo informó al mercado que "no fue parte ni interviniente de ningún contrato de compraventa" entre ASPI y Holcim, y que no contrató asesores para dicho proceso, lo cual resulta contradictorio al hecho de que Pacasmayo asumiera los gastos de asesoría y pagos a la Alta Gerencia vinculados estrictamente a una transacción privada donde entendemos que Pacasmayo no ha tenido intervención alguna.

AFP HABITAT S.A. PIERO IRIVARREN Gerente de Inversiones

AFP HABITAT S.A. VºBº DUB Gerencia Legal

Av. Paseo de la República
3617 San Isidro
Central : 610-6300
www.smv.gob.pe
Página 14 de 16

PERÚ Ministerio de Economía y Finanzas SMV Superintendencia del Mercado de Valores

"Decenio de la Igualdad de Oportunidades para Mujeres y Hombres"
"Año de la Esperanza y el Fortalecimiento de laDemocracia"

Documento electrónico firmado digitalmente en el marco de la Ley N° 27269, Ley de Firmas y Certificados Digitales, su Reglamento y modificatorias. La integridad del documento y la autoría de la(s) firma(s) pueden ser verificadas en **https://apps.firmaperu.gob.pe/web/validador.xhtml**

AFP HABITAT
Afiliados a una vida mejor

2. Según lo señalado en las comunicaciones remitidas por la SMV, los referidos gastos ascendentes a S/ 77.6 Millones, según los EEFF Consolidados 2025, han reducido la utilidad operativa en un 20% y representarían el 50% de la utilidad neta, que es de S/154.2 Millones. Por lo que, dicho desembolso podría afectar directamente la inversión de los Fondos de Pensiones y, por ende, a los afiliados de estos, considerando que Pacasmayo no ha demostrado que tales gastos corresponden a la actividad propia de Pacasmayo y no a un beneficio para el accionista de control.

3. Cuestionamos la decisión de la administración de Pacasmayo de no informar estos gastos como un Hecho de Importancia autónomo. Un impacto del 50% en la utilidad neta es, bajo cualquier estándar de materialidad, un hecho relevante, material y por ende de importancia, que debió ser comunicado oportunamente al mercado para permitir la transparencia informativa, la integridad en el mercado y una correcta formación de precios.

4. Nos genera especial preocupación que el desembolso más significativo sea un pago a la Alta Gerencia gatillado por el cambio de control, por lo que resulta relevante conocer las razones por las cuales una transacción privada debe activar beneficios remunerativos pagados con los recursos de Pacasmayo (que pertenecen a todos sus accionistas sin excepción alguna), lo cual podría configurar un conflicto de intereses no revelado.

Por lo expuesto, y en ejercicio del deber fiduciario, de debida diligencia, seguimiento y monitoreo de las inversiones realizadas con recursos de los Fondos de Pensiones, solicitamos que en un plazo máximo de cinco (05) días hábiles se nos remita la siguiente información, la misma que deberá ser publicada como Hecho de Importancia:

- Copia de los informes legales, financieros o de otra naturaleza (e.g. tributario) que sustentaron la decisión del Directorio de Pacasmayo de asumir los costos asociados a una transacción de terceros, así como el análisis de los beneficios esperados por Pacasmayo y todos sus accionistas.
- Detalle desagregado de los "Gastos asociados a la adquisición Holcim", incluyendo la identificación de cada concepto, proveedor o asesor involucrado, así como la fecha de devengo o reconocimiento contable de cada uno de ellos.
- Análisis del impacto específico de dichos gastos en los resultados financieros de Pacasmayo correspondientes al ejercicio 2025, incluyendo su efecto en el EBITDA y en la utilidad neta.
- Copia de las actas de Directorio y comités correspondientes en las cuales se evaluó y aprobó la asunción de dichos gastos, incluyendo la evaluación realizada respecto de los potenciales conflictos de intereses y un informe del comité de auditoría interna.
- Detalle del sustento contractual previo que gatilló los pagos a la Alta Gerencia, así como la justificación de por qué dicho costo no fue asumido por el accionista vendedor u otras partes de la transacción.
- Descripción de los mecanismos de control interno y gobierno corporativo aplicados

AFP HABITAT S.A. PIERO IRIVARREN Gerente de Inversiones

AFP HABITAT S.A. VºBº DUB Gerencia Legal

Av. Paseo de la República
3617 San Isidro
Central : 610-6300
www.smv.gob.pe
Página **15** de **16**

PERÚ Ministerio de Economía y Finanzas Av. Paseo de la Rep úb l i ca 3617 S a n I s idro Centra l : 610 - 63 0 0 www.smv.gob.pe Página 16 de 16 SMV Superintendencia del Mercado de Valores “Decenio de la Igualdad de Oportunidades para Mujeresy Hombres” “Año de la Esperanza yel Fortalecimiento de laDemocracia”

ANNEXES

TRANSLATION

AFP HABITAT

Afiliados a una vida mejor

English translation: Letter N° GG 045-2026

Lima, March 12, 2026

Mr.

ALIX GODOS

General Superintendent

General Superintendency of Conduct Supervision

Superintendency of the Securities Market (SMV)

Present.-

Reference: Official Letter N° 934-2026-SMV/11.1

Dear Sir:

Through this letter, we hereby forward the letter sent today to Cementos Pacasmayo S.A.A., in which we raise observations and request information regarding the communication issued by your Superintendency in the reference letter.

Without further ado, we remain yours truly.

Sincerely,

Mariano Álvarez de la Torre Jara

General Manager

AFP HABITAT S.A.

AFP HABITAT

Afiliados a una vida mejor

English translation: Letter N° GG 045-2026

Lima, March 11, 2026

Mr.

HUMBERTO NADAL DEL CARPIO

Chief Financial Officer

Cementos Pacasmayo S.A.A. Calle La Colonia N° 150, Urb. El Vivero, Surco Present. -

Reference: Official Letter N° 934-2026-SMV/11.1

Dear Sir:

Through this letter, AFP Habitat S.A., acting on behalf of the type HA-Fund 1, HA-Fund 2, and HA-Fund 3 pension funds (hereinafter, "the Pension Funds"), which are holders of the shares issued by Cementos Pacasmayo S.A.A. (hereinafter, "Pacasmayo"), detailed in Annex I of this letter, we address you in accordance with our fiduciary duty established in Article 21-B of the T.U.O. of the Law of the Private Pension Fund Administration System (hereinafter, the "Law"), in accordance with the provisions of Article 94 of the Regulation of the Law.

As you are aware, through the reference letter, the Superintendency of the Securities Market (SMV) informed the Superintendency of Banking, Insurance, and AFPs (SBS) about the investigation related to the expenses and commissions recorded by Pacasmayo under the concept of "Expenses associated with the Holcim acquisition," recognized in the Financial Statements corresponding to the 2025 fiscal year, and linked to the transaction through which Holcim Ltd. (hereinafter, "Holcim") agreed to acquire 99.99% of the shares of Inversiones ASPI S.A. (hereinafter, "ASPI"), holder of 50.01% of the capital stock of Pacasmayo.

In this regard, and considering the magnitude of the recognized expenses (S/ 77.6 Million in the 2025 Consolidated FS and S/ 75.9 Million in the 2025 Separate FS) and their possible impact on Pacasmayo's financial results, as well as the lack of clarity in the communications to the market and the information provided to minority shareholders, we formulate the following observations and requests:

1.	On December 22, 2025, Pacasmayo informed the market that it "was not a party or participant in any purchase and sale agreement" between ASPI and Holcim, and that it did not hire advisors for said process, which is contradictory to the fact that Pacasmayo assumed the advisory expenses and payments to Upper Management strictly linked to a private transaction where we understand that Pacasmayo has had no intervention whatsoever.

2.	According to what was indicated in the communications sent by the SMV, the aforementioned expenses amounting to S/ 77.6 Million, according to the 2025 Consolidated FS, have reduced the operating profit by 20% and would represent 50% of the net profit, which is S/ 154.2 Million. Therefore, said disbursement could directly affect the investment of the Pension Funds and, consequently, their members, considering that Pacasmayo has not demonstrated that such expenses correspond to Pacasmayo's own activity and not to a benefit for the controlling shareholder.

3.	We question the decision of Pacasmayo's management not to report these expenses as an autonomous Material Event. An impact of 50% on net profit is, under any materiality standard, a relevant, material and therefore important event, which should have been communicated to the market in a timely manner to allow informative transparency, market integrity, and correct price formation.

4.	It causes us special concern that the most significant disbursement is a payment to Upper Management triggered by the change of control, therefore it is relevant to know the reasons why a private transaction must activate remunerative benefits paid with Pacasmayo's resources (which belong to all its shareholders without any exception), which could constitute an undisclosed conflict of interest.

Based on the foregoing, and in exercise of the fiduciary duty, due diligence, follow-up, and monitoring of investments made with the resources of the Pension Funds, we request that within a maximum period of five (05) business days you send us the following information, which must be published as a Material Event:

●	Copy of the legal, financial, or other reports (e.g. tax) that supported the decision of Pacasmayo's Board of Directors to assume the costs associated with a third-party transaction, as well as the analysis of the expected benefits for Pacasmayo and all its shareholders.

●	Disaggregated details of the "Expenses associated with the Holcim acquisition," including the identification of each concept, provider, or advisor involved, as well as the accrual or accounting recognition date of each of them.

●	Analysis of the specific impact of said expenses on Pacasmayo's financial results corresponding to the 2025 fiscal year, including their effect on EBITDA and net profit.

●	Copy of the corresponding Board and committee minutes in which the assumption of said expenses was evaluated and approved, including the evaluation carried out regarding potential conflicts of interest and a report from the internal audit committee.

●	Details of the prior contractual support that triggered the payments to Upper Management, as well as the justification for why said cost was not assumed by the selling shareholder or other parties to the transaction.

●	Description of the internal control and corporate governance mechanisms applied to validate the legitimacy and legality of said disbursements.

●	Opinion of the independent external auditors clarifying the expenses recognized in the 2025 Financial Statements.

Finally, in case of not having the requested information within the indicated period, the Pension Funds reserve the right to adopt the corresponding actions within the framework of applicable regulations, including the possibility of voting against the approval of the 2025 Financial Statements and the management of the Board of Directors at the next Shareholders' Meeting, as well as communication to the SBS and SMV in case situations that affect the interests of the Pension Funds and their members are identified.

Without further ado, we remain yours truly.

Sincerely,

Mariano Álvarez de la Torre Jara

General Manager

AFP HABITAT S.A.

With copy to: Superintendency of Banking, Insurance, and AFPs (SBS) Superintendency of the Securities Market (SMV)

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